Exhibit 12

RAYTHEON COMPANY

STATEMENT REGARDING COMPUTATION OF
RATIO OF EARNINGS TO COMBINED FIXED CHARGES
(income excludes discontinued operations for all periods)

	Year Ended December 31,
(In millions, except ratio)	2013	2012	2011	2010	2009
Pretax income from continuing operations attributable to Raytheon Company common stockholders*	$2,740	$2,788	$2,613	$2,390	$2,896
Add:
Fixed charges	296	291	265	233	223
Amortization of capitalized interest	4	4	5	4	4
Less:
Capitalized interest	3	4	3	3	3
Income as adjusted	$3,037	$3,079	$2,880	$2,624	$3,120
Fixed charges:
Portion of rents representative of interest factor	$83	$86	$90	$104	$97
Interest on indebtedness	210	201	172	126	123
Capitalized interest	3	4	3	3	3
Fixed charges	$296	$291	$265	$233	$223
Ratio of earnings to fixed charges	10.3	10.6	10.9	11.3	14.0

*Net of adjustment for earnings from affiliates